

# Biglari Capital Corp.

Investor Presentation

October 2020

# Executive Summary

- Biglari Capital Corp. (BCC) has maintained significant ownership interest in Cracker Barrel (CBRL) for almost a decade.

- We firmly believe that Cracker Barrel is an A+ brand. We have consistently sought to ensure that management and the Board focus on the core brand in order to maximize shareholder value.

- In the past, many of our suggestions have been met with opposition from the Board, only to be adopted subsequently, thereby creating significant value for shareholders.

- The Company has largely failed to execute the 3-year plan it announced in 2017. Failure to execute has resulted in lagging total shareholder return (TSR) relative to relevant peers and benchmark index (the S&P Mid-Cap 400 Restaurants Index), a multi-year trend in negative guest traffic growth, declining store level operating margins, and deteriorating sales-to-investment ratio.

- Additionally, the Board has made poor capital allocation decisions such as investing in Punch Bowl Social that resulted in a $137 million loss in eight months.

- We are seeking one Board seat for an independent director nominee who brings significant restaurant and capital allocation expertise – necessary skills that are currently lacking from the Board. If elected, our nominee will help to:
  - Bring discipline to the company's capital allocation;
  - Focus the Board and management on the Cracker Barrel brand;
  - Reject all egregious acquisitions or investments;
  - Disclose to shareholders the returns on capital deployed on new stores opened in the past decade; and
  - Return capital to shareholders through dividends and/or share repurchases.

- The Company has a history of launching personal attacks against Sardar Biglari and Biglari Holdings. Neither Sardar Biglari nor Biglari Holdings is seeking Board representation. Instead, we have nominated an unaffiliated candidate who brings extensive and relevant industry experience. It is time to focus on the message and not the messenger.

**Vote FOR Raymond Barbrick on the GOLD card**

# Our history of shareholder advocacy

| Our Ideas for Value Creation | Cracker Barrel's Response | Ultimate Outcome |
|---|---|---|
| **Disclosure** | | |
| *"…we are deeply disturbed over your **failure to disclose operating segments for both the restaurant and the retail operations of the business**…"*<br>*– CEO Letter, 8/23/2011[1]* | *"The **SEC has no issues with it**."*<br>*– Former CEO/Chairman Michael Woodhouse[1]*<br><br>*"…segment reporting was not raised by the Division of Corporate Finance which means that they are implicitly accepting the disclosures."*<br>*– Lawrence Hyatt, CFO[1]* | *"Management has not given this disclosure in the past, and **we believe it provided the detail in today's release in response to recent pressure from activist shareholder Sardar Biglari**."*<br>*– Key Banc, 9/13/2011[2]* |
| **Licensing** | | |
| *"**Licensing will aid in making the brand ubiquitous and top of mind**."*<br>*– Letter to Shareholders, 11/14/2011[3]* | *"…**licensing** of retail and food products sound exotic, they **won't produce the immediate 'return on effort'**…"*<br>*– Investor Presentation, 11/29/2011[4]* | *"**Our strategic plan includes**…Extending the brand beyond our physical stores to create long term value through e-commerce and **licensing**."*<br>*– 10-Q, 5/22/2012[6]* |
| **New Store Expansion** | | |
| *"**Our plan calls for a moratorium on the expansion of new stores**…opening new units when current ones are losing traffic is strategically flawed."*<br>*– Letter to Shareholders, 11/14/2011[3]* | *"We believe our **investment in new stores has generated attractive returns** for our capital investment."*<br>*– Investor Presentation, 11/29/2011[4]* | *"…**we previously planned to ramp up new store construction to** 5% of our base or approximately **30 new stores annually, we now see that the current new store growth rate of between 12 stores and 15 stores annually is appropriate**."*<br>*– Lawrence Hyatt, CFO, Earnings Call, 4/27/2012[5]* |
| **Special Dividends** | | |
| *"…over the last several months we have proposed that **the Board pay a significant special dividend**."*<br>*– Letter to Chairman, 10/24/2013[7]* | *"…**it doesn't seem that there is a lot of enthusiasm** for the company to lever up **to pay a large special dividend**."*<br>*– Lawrence Hyatt, CFO, Earnings Call, 10/1/2013[5]* | *"…**The Board of Directors also declared a special dividend of $3.00 per share** on the Company's common stock."*<br>*– Earnings Release, 6/2/2015[8]* |

1. CEO Letter: https://www.sec.gov/Archives/edgar/data/93859/000092189511001653/ex991to13da107428cra_082311.htm
2. Investor Presentation: https://www.sec.gov/Archives/edgar/data/1067294/000092189515002312/ex991to13da3207428021_102115.pdf
3. Shareholder Letter: https://www.sec.gov/Archives/edgar/data/93859/000092189511002197/dfan14a07428021_11142011.htm
4. CBRL Investor Presentation: https://www.sec.gov/Archives/edgar/data/1067294/000119312511324726/d262420ddefa14a.htm
5. FactSet Call Transcripts
6. 10-Q: https://www.sec.gov/Archives/edgar/data/1067294/000114036112026730/form10q.htm
7. Chairman Letter: https://www.sec.gov/Archives/edgar/data/1067294/000092189513002039/ex991to13da2607428021_102413.htm
8. Earnings Release/Dividend Announcement: https://www.sec.gov/Archives/edgar/data/1067294/000119312515209917/d935996dex991.htm

# Our advocacy has consistently delivered results

**Disclosure**

## 3rd Quarter Disclosure 2011[1]

| | Third Quarter Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | 4/29/11 | 4/30/10 | 4/29/11 | 4/30/10 |
| Units in operation: | | | | |
| Open at beginning of period | 597 | 593 | 593 | 588 |
| Opened during period | 4 | 1 | 8 | 6 |
| Open at end of period | 601 | 594 | 601 | 594 |
| Total revenue: (In thousands) | | | | |
| Restaurant | $ 476,361 | $ 473,293 | $1,436,790 | $1,414,078 |
| Retail | 106,164 | 104,940 | 384,703 | 377,954 |
| Total | $ 582,525 | $ 578,233 | $1,821,493 | $1,792,032 |

## 4th Quarter Disclosure 2011[2]

| | Fourth Quarter Ended | | Twelve Months Ended | |
|---|---|---|---|---|
| | 7/29/11 | 7/30/10 | 7/29/11 | 7/30/10 |
| Units in operation: | | | | |
| Open at beginning of period | 601 | 594 | 593 | 588 |
| Opened during period | 3 | — | 11 | 6 |
| Closed during period | 1 | 1 | 1 | 1 |
| Open at end of period | 603 | 593 | 603 | 593 |
| Total revenue: (In thousands) | | | | |
| Restaurant | $497,259 | $497,586 | $1,934,049 | $1,911,664 |
| Retail | 115,683 | 114,897 | 500,386 | 492,851 |
| Total revenue | $612,942 | $612,483 | $2,434,435 | $2,404,515 |
| Cost of goods sold: (In thousands) | | | | |
| Restaurant | $134,171 | $126,581 | $ 511,728 | $ 489,781 |
| Retail | 59,383 | 56,827 | 260,743 | 256,037 |
| Total cost of goods sold | $193,554 | $183,408 | $ 772,471 | $ 745,818 |

*Cracker Barrel begins to report Cost of Goods Sold on a segmented basis* ***providing shareholders with increased transparency***

**Licensing**

October 4, 2013

**Cracker Barrel Old Country Store, Inc. Announces Launch of Licensed Products**

*Seven Licensed Products Shipping to Select Grocery Stores and Mass Merchandisers Next Week*

LEBANON, Tenn.--(BUSINESS WIRE)-- Cracker Barrel Old Country Store, Inc. announced today that the first shipments of CB Old Country Store™ licensed products made available through their licensing agreement with John Morrell Food Group, a subsidiary of Smithfield Foods, will begin shipping next week. The products, under the CB Old Country Store™ brand, include maple and smoked bacon, spiral ham and four types of lunch meat: oven roasted turkey, smoked turkey, smoked ham, and honey ham. All are high-quality, delicious products that consumers will be able to purchase as part of their regular shopping experience and enjoy in their own homes.

"Extending our brand beyond our physical locations is an important component of our strategic plan," said Sandra B. Cochran, President and Chief Executive Officer of Cracker Barrel Old Country Store, Inc. "As a leader in consumer meat products, John Morrell Food Group has earned an outstanding reputation for quality and service that is a natural fit with our Pleasing People® mission. We think the combination of strengths that our two companies consistently utilize to deliver high-quality products to our consumers will prove to be a success for our guests, retail shoppers, and our retail trading partners."

*Cracker Barrel announces* ***launch of licensing partnership*** *with Morrell Food Group in 2013*[3]

1. Earnings Release, 5/24/2011: https://www.sec.gov/Archives/edgar/data/1067294/000100579411000089/pressrelease.htm
2. Earnings release, 9/13/2011: https://www.sec.gov/Archives/edgar/data/1067294/000095012311084163/g28082exv99w1.htm
3. Press Release, 10/4/2013: https://investor.crackerbarrel.com/static-files/030eba6c-42d7-4d1c-9759-c2a3ee033e51

# Our advocacy has consistently delivered results (cont.)

**New Store Expansion**



New Store Openings[1]
New Stores
CBRL plans to ramp up new store openings to 30 per year[2]
Biglari calls to halt new stores in order to assess profitability[3]
Company reassesses new store openings and reduces pace
18
16
14
12
10
8
6
4
2
0
11
13
8
7
6
4
6
8
8
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017
FY2018
FY2019


*Cracker Barrel changes course and **slows pace of growth for new store openings in favor of higher return opportunities** for shareholders*

**Special Dividends**



Shareholder Returns – 2019 Annual Meeting Presentation[4]
Cash Returned
Share Price
Company begins to distribute special dividends annually
Biglari requests company pay special dividend[5]
$300M
$250M
$200M
$150M
$100M
$50M
$0M
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$54M
$42M
$57M
$90M
$171M
$201M
$198M
$222M
$195M
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017
FY2018
FY2019
Regular Dividends Declared
Special Dividends Declared
Share Repurchases
Avg. Share Price


*Cracker Barrel returns nearly **$400 million in capital to shareholders** through special dividends distributed from 2015 - 2019*

1. Company filings
2. FactSet analyst and investor call transcript 4/27/2012
3. Shareholder Letter, 11/14/2011: https://www.sec.gov/Archives/edgar/data/93859/000092189511002197/dfan14a07428021_11142011.htm
4. CBRL Investor Presentation, 11/21/2019: https://investor.crackerbarrel.com/static-files/1ec516a5-3442-4e69-9c8d-d938471c9f58
5. Chairman Letter, 10/24/2013: https://www.sec.gov/Archives/edgar/data/1067294/000092189513002039/ex991to13da2607428021_102413.htm

# The Board lacks relevant skill-set

- The lack of restaurant expertise on the Board has resulted in failure to improve operating performance and has led to poor capital allocation decisions ($137 million loss from Punch Bowl Social investment).

- The shift in strategy to include acquisitions and investments has distracted leadership from the core business.

- The Board refreshment process has seemingly excluded candidates with restaurant experience leading us to question the Board, its strategy, and its ability to maximize value for all shareholders.

- There is no one on the Board who has operated any free-standing restaurant brand. Our independent nominee brings extensive C-level restaurant operations and capital allocation experience.

- With increased focus and talent supporting the core brand, we believe that Cracker Barrel will be better positioned for long-term growth and enhanced value creation.

# .... our nominee brings needed experience

- We are seeking to **help restore the Board's focus on the core brand and implement improved capital allocation execution with robust financial disclosures**.
- We are recommending that a restaurant Board with limited restaurant experience **add the necessary industry expertise in casual dining capital allocation and operations**.
- We are asking shareholders to **support our single independent nominee** over an incumbent in his eighth year of service to the Board.

## Our Nominee



**Raymond P. Barbrick**

- **Independent and unaffiliated**
- **30 years of C-level restaurant experience** including casual dining brands and QSR
- Previous **public Board and CEO experience with two restaurant conglomerates**
- **Proven track record in restaurant capital allocation**
- Sourced outside of the current Board's network with **no interlocking relationships or potential conflicts of interests**

## The Incumbent



**Norman E. Johnson**

- Former CEO/Chair of CLARCOR
- Board and executive experience in industrial manufacturing and logistics – **no outside restaurant experience**
- Has served on the Cracker Barrel Board since August 2012
- **Board's purported acquisition expert who presided over recent $137 million value destruction (Punch Bowl Social)**
- **Questionable Recruitment**; a CLARCOR director also served on the Cracker Barrel Board prior to Mr. Johnson's nomination in 2012

### Vote FOR Raymond Barbrick on the GOLD card

# Total Shareholder Return (TSR) Analysis









# Peer Overview: Texas Roadhouse & Darden are best comps

## Cracker Barrel's Disclosed Casual Dining Peer Group[1]

| | | Most Comparable Peers | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Cracker Barrel Old Country Store | Texas Roadhouse | Darden | Brinker International | Bloomin' Brands | The Cheesecake Factory | BJ's | Denny's | Dine Brands | Dave & Buster's |
| **Ticker** | CBRL | TXRH | DRI | EAT | BLMN | CAKE | BJRI | DENN | DIN | PLAY |
| **Store Data** | | | | | | | | | | |
| Total Number | 698 | 611 | 1,866 | 1,663 | 1,473 | 294 | 209 | 1,683 | 3,628 | 136 |
| % International | None | 5% | 2% | 23% | 17% | 11% | None | 9% | 7% | 2% |
| % Franchised | 0% | 16% | 3% | 33% | 20% | None | None | 96% | 98% | None |
| % in California | 1% | 2% | | | | | 30% | | | 12% |

Key areas of differentiation

1) Cheesecake Factory is excluded from consideration because locations are primarily mall based. Additionally, the company had $10.7M average unit volume (AUV) in 2019 vs $4.7M for CBRL, and units are approximately 21,000 sq ft compared to 9,100 sq ft for CBRL which includes 1,900 sq ft for retail.
2) BJ's is excluded because it is a brewhouse with significant alcohol sales. Furthermore, the company has a considerably smaller footprint with 30% of stores in California.
3) Denny's and Dine Brands are excluded as they are primarily franchisors that endeavor not to operate restaurants.
4) Dave & Buster's is excluded as AUV is considerably higher at $10.5M with a revenue mix of 58% Amusement, 28% Food, and 13% Beverage. Additionally, the restaurant size is significantly larger at 41,000 sq ft.

1. CBRL's Shareholder Letter 10/1/2020: https://www.sec.gov/Archives/edgar/data/1067294/000110465920111110/tm2029239d5_defa14a.htm

Source: FactSet, company filings

# Cracker Barrel vs. Texas Roadhouse









Total stores:         698
# of owned stores:    360
# of leased stores:   338
Store footprint:      7200 square feet (excl. retail space)
# of seats:           180 guests

Total stores:         617
# of owned stores:    521
# of leased stores:   96
Store footprint:      7200-7600 square feet
# of seats:           270-300 guests

**By changing measurement dates Cracker Barrel inflated its TSR**

*Claim*
*"We also delivered higher TSR against the median of our family/casual dining peers over the 5-year period prior to the pandemic and have done so year-to-date in calendar 2020 as well"*
*– CBRL shareholder letter, 10/1/20*





\* Cracker Barrel announced 2QFY20 earnings on 2/25/2020. Considering neither the earnings transcript nor the press release mentioned Covid-19, we believe 2/25/2020 is the correct pre-Covid date to measure TSR performance

\* YTD data as of 10/27/2020

# Cracker Barrel has underperformed over 1-, 3-, and 5-years*







# The tale of two periods

***Claim***

*"Prior to the pandemic, Cracker Barrel's 10-year TSR was 520% … "*

– CBRL shareholder letter, 10/1/20

***Why did Cracker Barrel use a 10-year period, as neither the CEO nor majority of the directors were on the Board then?***

***Reality***

*The 10-Year TSR reflects gains from overperformance which occurred from 2010 to 2015. **In the last 5 years, Cracker Barrel has significantly underperformed many of its strategic peers as well as the relevant index***

**10-Year TSR: 2010 – 2020[1]**



560%
460%
360%
260%
160%
60%
-40%
361.5%
192.9%
555.8%
520.5%
540.7%
Peer Median: 361.5%
SP Mid Cap 400 - Restaurants


**5-Year TSR: 2015 – 2020[2]**



560%
460%
360%
260%
160%
60%
-40%
-8.5%
125.5%
-26.4%
92.4%
38.3%
77.8%
Peer Median: 42.0%
SP Mid Cap 400 - Restaurants


1. 10-year TSR is from 2/21/2010 to 2/21/2020; 10-year TSR for Bloomin Brands not available
2. 2015 – 2020 TSR as if 2/25/2020.

13

# Operating Performance Analysis

# Cracker Barrel's failed business strategy

| Strategy | Results | Performance | Our View |
|---|---|---|---|
| **ENHANCE THE CORE**<br>▪ Increase relevance to drive traffic and sales in both the restaurant and retail businesses<br>▪ Implement geographic pricing tiers to optimize average check<br>▪ Re-engineer store processes to drive margins | • Negative guest traffic in each of last five years<br>• Stagnant store operating margins | X | ✓ Enhancing the performance of existing stores is the best path to long-term value creation<br>✓ Restoring guest traffic volumes to mid 2000 levels would add more than $600 million in annual revenue and increase pre-tax earnings by more than $200 million<br>✓ Enhancing the Core should be the primary focus of the Board rather than unproven and unrelated concepts |
| **EXPAND THE FOOTPRINT**<br>▪ Continue to refine proven site selection tools<br>▪ Introduce efficient "Fusion" prototype<br>▪ Selectively enter new markets | • New Store Cost increased 80% under current management while average revenue per store remained largely flat<br>• TXRH's revenue per store increased 42% vs 15% for CBRL during 2011-2019<br>• CBRL's Sales to Investment ratio declined from 1.0x in FY11 to 0.7x in FY19<br>• Despite investing $800M on capex and acquisitions since FY15, net income has improved by $56M only | X | ? Company does not provide sufficient data to adequately evaluate new store profitability and whether expanding the footprint is accretive to shareholders<br>? We could support store expansion but remain skeptical as: 1) the Board has refused all previous requests to provide relevant data; and 2) average FY2020 new unit cost of $7.85M compared to average FY2019 unit revenue of $4.6M suggests subpar performance |
| **EXTEND THE BRAND**<br>▪ Build on initial success of licensing business<br>▪ Leverage brand strengths into new fast casual concept<br>▪ Grow retail into an omni-channel business | • Punch Bowl Social (PBS) investment was a disaster; shareholders lost $137M in just 8 months | X | × The Cracker Barrel brand is not being Extended; instead, the Board is Extending beyond the brand to pursue unproven and unrelated concepts<br>× Diversification has not enhanced the brand. It has distracted management as well as destroyed value |

CBRL Investor Presentation, March 2016







# How Cracker Barrel failed to execute its 2017 Three-Year Plan

## Management's Plan[1]

### KEY BUSINESS DRIVERS OF OUR THREE-YEAR PLAN

| | | | |
|---|---|---|---|
| Revenue | *Traffic* | Off-Premise | 0% - 1.5% |
| | | Value Platform | |
| | | Menu Innovation | |
| | | Speed of Service | |
| | *Mix* | Specialty Beverage Program | 0% - 0.5% |
| | | New Product News | |
| | *Price* | Tiered Pricing Strategy | 2% |
| | *Retail Sales* | Conversion Building | 0% - 2% |
| | | Value Merchandise Offerings | |
| | *New Unit Growth* | 30+ New Units over 3-Years | 1% - 2% |
| Cost Reductions | | Prime Cost Management System<br>- Food<br>- Labor | $40M |
| | | Point of Sale Platform<br>- Tablets<br>- Training | |

### WE EXPECT APPROXIMATELY 5% COMPOUND ANNUAL OPERATING INCOME GROWTH OVER THE 3-YEAR PERIOD

9.0%
9.6%
10.7%
~10.9%
~10.7%
FY 2015 Operating Income Margin Actual
FY 2016 Operating Income Margin Actual
FY 2017 Operating Income Margin Actual
Sales Leverage
Cost Reduction
Investments (primarily Depreciation)
Inflation Net of Pricing
FY 2020 Operating Income Margin

## Actual Performance

- ✘ Negative guest traffic growth in FY18, FY19 and 1HFY20
- ✘ Store level operating margins declined from 15.5% in FY17 to 14.2% in FY19
- ✘ Sales to investment ratio declined from 0.9x in FY17 to 0.7x in FY19
- ✘ Operating Income Margin declined from 10.7% in FY17 to 9.2% in FY19 and LTM 2Q2020

1. October 2017 Analyst Day Presentation

16

# History of guest traffic loss



Quarterly Guest Traffic Declines (% yoy)

# Texas Roadhouse gained traffic when Cracker Barrel lost

*Cracker Barrel lost comparable guest traffic while its nearest peer generated gains in guest traffic over a similar period[1]*



1. Guest traffic values based on fiscal year ends for CBRL and TXRH of 7/31 and 12/31 respectively

# Failure to enhance margins

## 2017 Plan Target: Operating Income

"We expect approximately 5% compound annual operating income growth over the 3-year period"

### Result: Failed



Operating income growth

## 2017 Plan Target: Costs

"We are targeting $40 million dollars in annual cost reductions to be achieved by FY 2020, primarily within Cost of Goods Sold and Labor"

### Result: Failed



% of Revenue

## Outcome

*Operating income margin has declined by 150 bps since 2017*

### Result: Failed



Operating Income Margin

**EXPAND.**



New Store Cost has increased 80% under current management and 59% since FY15



While Average Unit Volume (AUV) has remained largely flat in recent years

*Land cost for company owned stores not disclosed.
*FY20 new store cost based on Cracker Barrel's 10-k disclosure. Unlike all preceding years, the company did not disclose FY20 new store data. Instead it averaged 2019 and 2020 numbers. But as FY19 data is available, investors can compute the implied FY20 new store costs
No. of stores in California: FY19:4, FY20: 6
New Store Cost = Land cost + Building, site improvement, furniture, equipment and related development cost + Pre-opening cost

# Texas Roadhouse gained traffic and improved AUV



SEC Filings, 10-k

*"We finished 2019 with comparable restaurant sales up 4.7% for company restaurants. As a result, our average unit volumes increased to $5.6 million. A decade earlier, our average unit volumes were $3.7 million, so over a 10-year period our operators drove nearly $2 million more per unit on average, which is phenomenal."*

**– Kent Taylor
Founder, Chairman, CEO, and President
Texas Roadhouse, Inc.**

# Failure to benefit from $700M in capex + acquisitions

**Cumulative capex and acquisition**



**Pre-tax Income**



Cumulative capex and acquisitions net of proceeds from sale of property and equipment.
FY19 and 2QFY20 includes Notes Receivable in Unconsolidated subsidiary $33M

# Deteriorating Sales to Investment Ratio



| New Unit Economics ($ in Millions) | CBRL | TXRH | Olive Garden |
|---|---|---|---|
| Average Unit Volume | 4.6 | 5.6 | 5.0 |
| New Store Opening Costs | 6.3 | 5.5 | 3.5-4.5 |
| Store operating margin | 14.2% | 16.7% | 20.6% |
| Sales to Investment ratio | 0.7x | 1.0x | 1.3x |

Sources: Public fillings. 2019 data
https://investor.crackerbarrel.com/financial-information/annual-report
BJ: https://s2.q4cdn.com/698576155/files/doc_presentations/2019/Analyst-Presentation-(09-2019).pdf
Olive Garden and TXRH: 2019 10k
FY19: Olive Garden: Segment Profit ($884.0M)/Sales ($4287.3m)

SEC Filings, 10-k. FY16 data not available

EXTEND.

# Punch Bowl Social Experience









# Punch Bowl is very different from Cracker Barrel

***Punch Bowl offered limited synergistic opportunities due to significant differences in theme, target demographics, menu offerings, and store design***

| Disclosed Data* | PUNCH BOWL SOCIAL | Cracker Barrel OLD COUNTRY STORE |
|---|---|---|
| Brand Maturity | De novo | 50+ years of history, founded in 1969 |
| Theme | Bar/party | Home-style country food and old country store design |
| Unit Count | 17 | 663 |
| Target Service Times | Happy hour into late evenings | Breakfast, lunch and dinner daily |
| Guest Demographics/Location | Millennials and Gen Z, stores located in urban cities | Families and travelers, 83% of stores are located on interstate highways |
| Sales Mix | Majority alcohol, 11% other activities | 80% restaurant, 20% retail |
| Average Unit Square Footage | 23,000+ square foot prototype | 9,100 square foot prototype incl. 1,900 square feet for retail |

* As of acquisition transaction date of July 23, 2019
Source: Public filings, FactSet analyst and investor call transcripts, and Punch Bowl Social Investor Fact Sheet: https://www.sec.gov/Archives/edgar/data/1067294/000119312519199553/d769577dex992.htm



EXTEND.

# Punch Bowl was a major undertaking

PUNCH BOWL SOCIAL

| | |
|---|---|
| **Start Date** | ***July 18, 2019*** |
| **Investment** | *Purchased 58.6% economic interest for approximately $89 million. Agreed to provide capital of up to $140 million (inclusive of $89 million)* |
| **Strategic Details** | *Targeted AUVs of $7 million to $8 million and targeted store level EBITDA of 17%* |
| **Footprint** | *At announcement: 17 locations in 12 states; planned to open 11 additional locations by end of 2020* |
| **Theme** | *Food, beverage and entertainment concept - made-from-scratch food, a craft beverage program and social gaming* |
| **Status** | *Exited investment on March 20, 2020. CBRL lost $137 million in 8 months* |

## The Long-Term Plan

| | | |
|---|---|---|
| 1) | Equity: Cash Outlay for 58.6% interest | $ 89.1 M |
| 2) | Debt: Promissory Notes | 52.9 M |
| 3) | Expansion – 100 Units (83 New Units) | 415.0 M[1] |
| 4) | Acquisition of Remaining Interest | 62.9 M[2] |
| | **Total Required Capital:** | **$619.9 M** |

*"Under the terms of the agreement, Cracker Barrel will invest up to approximately $140 million to acquire its initial non-controlling stake and to provide growth capital for future development, although a portion of this amount is anticipated to be offset by third-party financing, which Punch Bowl Social is presently arranging." – Cracker Barrel 07/23/2019*

***Punch Bowl's failure to arrange third party financing is evidence that investors were not confident about its viability as a proven brand before the pandemic***

Source: Public filings and investor call transcripts

1. Based on $5M unit cost assumption. https://www.dallasnews.com/food/restaurant-news/2019/11/07/punch-bowl-social-closes-its-25-million-location-in-fort-worth-just-10-weeks-after-opening/
2. Based on imputed value of $89.1M equity investment for 58.6% economic ownership interest cited in 2019 10-K: https://www.sec.gov/Archives/edgar/data/1067294/000114036119017413/form10k.htm
3. FactSet analyst and investor call transcripts

# Media questioned the Punch Bowl deal

**RESTAURANT** BUSINESS

**10 Days That Changed The Restaurant Industry**

*"…That day, **lenders told Punch Bowl Social it was in default on its loan agreement** and they would foreclose on the chain and its 19 restaurants. Punch Bowl turned to Cracker Barrel, which just 10 months earlier had acquired a majority stake in the food and games chain.*
***Cracker Barrel opted not to help.** It wrote down the value of its investment, saying that it needed whatever cash it had to keep afloat its flagship chain and fast-casual Maple Street Biscuit Co.*
*In a 10-day period filled with surprises, **the Punch Bowl news would be one of the biggest**." (3/27/2020)*

**In Proxy Fight, Cracker Barrel's Investment In Punch Bowl Social Gets Scrutiny**

*"**Nothing was quite as surprising as was Cracker Barrel's decision in 2019 to invest up to $140 million** into the "eatertainment" concept Punch Bowl Social—**except, perhaps, for its quick decision to walk away from that investment and write off $133 million back in March**." (10/12/2020)*

DENVER **BUSINESS JOURNAL**

**Punch Bowl Social Founder Seeks New Partner after Cracker Barrel Breakup**

*"**That future became murky on March 15 when [Punch Bowl founder]Thompson got a call from Cracker Barrel leaders telling him that the company that made a $140 million investment in Punch Bowl eight months earlier would not guarantee a first-priority loan it had with its primary lender, CrowdOut Capital LLC**…*
*CrowdOut leaders informed Thompson — and then put out a statement on March 25 — that they did not plan to foreclose on Punch Bowl's assets, despite what Cracker Barrel said it assumed in a U.S. Securities and Exchange Commission filing**.**"(5/27/2020)*

1. 10 Days That Changed the Restaurant Industry: https://www.restaurantbusinessonline.com/operations/10-days-changed-restaurant-industry
2. Punch Bowl Social Founder Seeks New Partner: https://www.bizjournals.com/denver/news/2020/03/27/punch-bowl-social-founder-seeks-new-partner.html
3. In Proxy Fight, Cracker Barrel's Investment in Punch Bowl Social Gets Scrutiny: https://www.restaurantbusinessonline.com/financing/proxy-fight-cracker-barrels-investment-punch-bowl-social-gets-scrutiny

# …. analysts also questioned the Punch Bowl deal

**Jake Rowland Bartlett, SunTrust Robinson:**
"And then I also had questions about the implications of the Punch Bowl Social investment on your capital allocation strategy. And just you ended the quarter at a much lower cash level than you typically would have. Do you expect to take up your debt levels throughout the year?…"

**Robert Mashall Derrington, Telsey Advisory Group**
"And I'm curious, are you comfortable with the unit economics of the brand? And the reason I ask that question is, I guess for the 17 units that were opened currently, I think the factsheet calls for an average above 23,000 square feet, which I guess at the estimated sales per store that implies only a sales per foot of roughly about $330 per foot compared to Cracker Barrel, which is well over $500. So I'm just curious your perspective on this."



QUICK THOUGHTS July 23, 2019 — **Cracker Barrel Old Country Store, Inc. (CBRL)** — SunTrust Robinson Humphrey

Also, long-term synergies (aside from purchasing power) are not obvious, given CBRL's and Punch Bowl Social's different geographies (urban vs. rural) and consumer bases (71% under 40 years old at Punch Bowl Social).

CBRL has long sought a growth vehicle, opening "Holler & Dash" in March, 2016 and expanding to 7 units by March, 2018 before stopping (or pausing?) growth.

**Aside from the benefits of Punch Bowl Social as an investment, we see limited opportunities for operating synergies, aside from purchasing power, given limited customer and geographic (urban vs. rural) overlap.**

Source: FactSet Call Transcripts

# The Punch Bowl debacle and unresolved issues



| July 2019 | August | September | October | November | December | January | February | March 2020 |
|---|---|---|---|---|---|---|---|---|

**July 18:**
*Cracker Barrel commits $140M for non-controlling stake in PBS (17 units)*

**Nov 6:**
*Fort Worth Closure*

**Feb. 25:**
*"we were pleased with their [Punch Bowl] holiday sales and are looking forward to the upcoming opening in Miami this weekend and in Phoenix in April." – 2QFY20 Transcript*

**March 15:**
*Punch Bowl CEO informed that Cracker Barrel would not guarantee loan*

**July 27:**
*Fort Worth Grand Opening*

**8 Months**

**March 27:**
*CARES Act signed into law*

**Strategy**
- Punch Bowl was a strategic blunder, a money losing venture capital investment that third party investors did not believe in financing.
- When the Fort Worth location closed in November of 2019, just 78 days after its grand opening in July (and well before the onset of COVID-19), management referenced a selection site issue as the primary cause without disclosing any additional findings.
- The Board should disclose to shareholders its capital allocation strategy, principles, and return criteria.
- The Board has not disclosed how it has supplemented its due diligence processes for the evaluation of future opportunities.

**Transparency**
- With the loss already disclosed, the Board still refuses to provide additional segmented financial details to shareholders around this particular transaction.
- The Board still does not provide segmented data around new stores for fair evaluation of ROI for new store openings.

*"So, you know, we're disappointed that Fort Worth wasn't successful. In this particular case, we believe it was a site selection issue more than a small box issue. And we're partnering with the team at Punch Bowl to understand better all of the situation and to improve that process, but as Jill said it's a young brand. There's going to be learnings." – 11/26/2019*

Source: FactSet Call Transcripts

# Cracker Barrel's new plan

**Cost Savings**

Business model improvements designed to generate approximately $50 million in annual, sustainable savings

CBRL failed to achieve guest traffic, cost reduction and margin improvements goals set in 2017

**Strategic Initiatives**

Strategic initiatives: expansion of digital and technological capabilities, menu innovation, off-premises business, the national rollout of beer and wine, and the growth of Maple Street Biscuit Company concept.

No one at the Board has restaurant operational expertise to ask the relevant questions about strategic initiatives

**Board Changes**

Long-term commitment to Board succession and refreshment (attracted two directors, Gilbert Dávila and Gisel Ruiz, to the Board)

Neither Mr. Davila nor Ms. Ruiz has any relevant industry experience and appear to have been appointed to the Board due to pre-existing relationships with other directors

# Board and Governance

# Cracker Barrel Board has limited industry experience

## Restaurant Experience on Peer Company Boards



## Restaurant Experience on Cracker Barrel's Board



 **Thomas H. Barr's**

**Recent Experience**
*"Since February 2016, Mr. Barr has served as President of Sono Bello, a leader in elective cosmetic surgery, with over 50 locations nationwide."*

*"Led Coffee innovation and product strategy globally and was GM [General Manager] for +$1B US category."* Linkedin Profile

- ✗ **How is experience managing cosmetic surgery locations relevant?**
- ✗ **How does Starbucks coffee innovation and product strategy experience translate into restaurant operating experience?**

 **William W. McCarten**

**Recent Experience**
*"Since 2004, Mr. McCarten has served as Chairman of the Board of directors of DiamondRock Hospitality Company (NYSE: DRH)."*

*"Mr. McCarten serves as a member of the Board of directors of Marriott Vacations Worldwide Corporation (NYSE: VAC)"*

*CEO, HMSHost: Jan 1992 to Dec. 2000 - Linkedin Profile*

- ✗ **How is 20-year old HMSHost experience relevant?**
- ✗ **As DRH is a lodging-focused REIT and VAC is a global vacation company that offers vacation ownership, how are either experiences relevant to casual dining business?**

# Mr. Barbrick brings additive and complimentary experience

| | | Nominee/Director | Age | CBRL Board Tenure | Notable Experience | Restaurant Experience | Capital Allocation | Prior Public Board Exp. |
|---|---|---|---|---|---|---|---|---|
| **Our Nominee** | | Raymond P. Barbrick | 67 | New | Wendy's / TGI Fridays / Bertucci's | ✔️ | ✔️ | ✔️ |
| Cracker Barrel | | Gilbert R. Davila | 57 | New | The Walt Disney Company | ❌ | ❌ | ❌ |
| | | Gisel Ruiz | 50 | New | Sam's Club / Walmart | ❌ | ❌ | ✔️ |
| | | Thomas H. Barr | 52 | 8 | Starbucks Coffee | ❌ | ❌ | ❌ |
| | | Carl T. Berquist | 69 | 1 | Marriott / Arthur Andersen | ❌ | ✔️ | ✔️ |
| | | Meg G. Crofton | 66 | 3 | The Walt Disney Company | ❌ | ❌ | ✔️ |
| | | Norman E. Johnson | 72 | 8 | CLARCOR | ❌ | ✔️ | ✔️ |
| | | William W. McCarten | 71 | 9 | HMS Host / Marriott / Arthur Andersen | ❌ | ✔️ | ✔️ |
| | | Coleman H. Peterson | 72 | 9 | Walmart | ❌ | ❌ | ✔️ |
| | | Andrea M. Weiss | 65 | 17 | The Walt Disney Company | ❌ | ❌ | ✔️ |

* Source 2020 Proxy: https://www.sec.gov/Archives/edgar/data/1067294/000110465920110680/tm2029239-3_defc14a.htm

# Cracker Barrel's Board is filled with overlapping experience: Do shareholders really benefit from directors with similar backgrounds?



**William W. McCarten**
- Director, Marriott Vacations Worldwide
- President, Marriott Services Group (2001 – 2003)
- Senior Roles, Marriott Intl. (1979 – 1992)
- Accountant, Arthur Anderson (1970 – 1979)

**Carl T. Berquist**
- CFO, Marriott Intl. (2009 – 2015)
- EVP, Marriott (2003 – 2009)
- Managing Partner, Arthur Andersen
- Head of Global Real Estate and Hospitality, Arthur Andersen

**Coleman H. Peterson**
- Chief People Officer, WalMart (1994 – 2004)

**Gisel Ruiz (New)**
- Chief People Officer, WalMart (2010 – 2012)

**Andrea M. Weiss**
- Positions at The Walt Disney Company

**Gilbert R. Davilla (New)**
- VP of Global Diversity and Multicultural Market Development, The Walt Disney Company (2003 – 2010)

**Meg G. Crofton**
- President, Disney Parks & Resorts (2011 – 2015)
- President, Walt Disney World (2006 – 2013)



# Reciprocal Board recruitment?

Prior to joining the CBRL Board, Norman Johnson was the CEO/Chair of CLARCOR, an industrials company.
James Bradford served on the CLARCOR Board and joined the Cracker Barrel Board in 2011.

**Norman E. Johnson**

**CLARCOR**

CEO/Chairman
March 2000 – December 2011

**Cracker Barrel**

Director
August 2012 – Present

CLARCOR

Cracker Barrel
OLD COUNTRY STORE

**James W. Bradford**

**CLARCOR**

Director
January 2006 – March 2017

**Cracker Barrel**

Director
July 2011 – November 2019

***Was Norman Johnson, with a background primarily in industrials and lacking any restaurant expertise, elected to the CBRL Board as a result of a rigorous nomination process or simply due to his relationship with James Bradford?***

Source: Public filings

# The Board's refreshment efforts have failed to add needed skills



**Board attempts to refresh without adding restaurant experience** leaving shareholders with losses and unresolved questions

**Board lacks restaurant expertise** of owner/operator with capital allocation experience in casual dining space

**ZERO**
**Outside Directors with Restaurant Experience**

**Board resists** disclosure requests while adopting defensive refreshment

**Board strays from core business** to pursue undisciplined ventures jeopardizing brand and shareholders

**Lack of detailed financial reporting** further impedes shareholder scrutiny

Despite losing $137M in eight months, the **Board continues to refresh itself without adding restaurant experience and expertise in casual dining**

| Newly Appointed Directors – Last 5 Years | | | |
|---|---|---|---|
| **Director** | **Joined** | **Representative Industries** | **Roles & Expertise** |
| Meg G. Crofton | 2017 | Media and Entertainment, Parks and Resorts | Parks and Resorts Management |
| Carl T. Berquist | 2019 | Hospitality, Real Estate, Audit/ Accounting | CFO, Enterprise Risk Management |
| Gilbert R. Davilla **(New)** | 2020 | **Media and Entertainment, Consumer Retail** | Multicultural Marketing, Diversity and Inclusion |
| Gisel Ruiz **(New)** | 2020 | **Retail (US and International)** | COO, Chief People Officer, Director |

* Source 2020 Proxy: https://www.sec.gov/Archives/edgar/data/1067294/000110465920110680/tm2029239-3_defc14a.htm

# Cracker Barrel nominee has no restaurant experience



**Norman E. Johnson**
**Age:** 72
**Board Tenure:** 8 years
**Background:** Manufacturing, logistics

**Experience and Expertise**
- March 2000 – July 2010: President, Chairman and CEO of CLARCOR Inc. ("CLARCOR"), a NYSE-traded diverse filtration company
- 2006 – 2020: Director of Schneider National, Inc. (NYSE: SNDR) ("Schneider") a provider of truckload, intermodal, and logistics solutions and operator
- 2012 – 2017: Director of CIRCOR International, Inc. (NYSE: CIR) ("CIRCOR"), a manufacturer of valves and other highly engineered products and sub-systems
- Leadership Experience: former President, Chairman and CEO of CLARCOR; former Chair of the Corporate Governance Committee and Compensation Committees of Schneider, and former director CIRCOR
- Other Skills: intimate knowledge of integration and distribution networks as well as acquisition and growth strategies.

✖ No relevant industry experience
✖ Recent proxy statement has "no industry experience" listed, restaurant or otherwise
✖ During his Board tenure, helped destroy $137M of shareholder value through failed Punch Bowl Social acquisition
✖ Responsible in part for neglect of the core business evidenced by declining guest traffic, rising store opening costs, and stagnant store level revenue
✖ "intimate knowledge of integration and distribution networks as well as acquisition and growth strategies" – has ultimately failed shareholders

# Our Nominee:  Raymond Barbrick

**Mr. Barbrick brings extensive restaurant industry and related capital allocation experience**





**Current Experience**
- President, co-CEO & COO of the Briad Group – an owner operator of one of the largest Wendy's franchises in North America. Briad also owns and operates Hilton and Marriott Hotels and a shopping center in Clifton NJ*.
- Revenue: $500MM and EBITDA: $75MM in 2018

**Previous Experience**

**Avado Brands: President and CEO (2004-2008)**
- Recruited by a private equity firm to lead the company out of Chapter 11. The company successfully emerged from bankruptcy in May of 2005. Avado was a publicly traded company taken private upon emerging from Chapter 11.
- Reversed a 9-year sales and traffic decline in the Hops brand as well as a 7-year decline in the Don Pablo's brand

**Bertucci's Restaurants: President and COO (2001-2004)**
- Led turnaround of Bertucci's. Doubled EBITDA in three years. Company had public bonds and was subject to SOX Act.
- Conducted quarterly analysist calls with the CEO.

**Board Experience**
Bertucci's, Taco Bueno, Avado, Friday's Independent Franchise Association (IFA),  Friday's Marketing Committee (FMAC), Friday's Presidents Council, Chili's Marketing Committee, and ON The Border franchise council.

*Prior to March 2020, Briad was also a Friday's franchisee, at one point Briad was the largest Friday's operator. The company also owned its own brand, Zinburger.

# Conclusion

- For the duration of our investment in Cracker Barrel, we have advocated for measures that would enhance the brand and deliver value to shareholders.

- We believe change is warranted due to:
  - Lagging TSR relative to closest peers and benchmark index (the S&P Mid-Cap 400 Restaurants Index) on a 1-, 3-, and 5-year basis;
  - Failure to execute on the three-year strategic roadmap announced in 2017;
  - A multi-year trend in negative guest traffic growth;
  - Declining store level operating margins;
  - Deteriorating sales-to-investment ratio; and
  - Strategic shift in acquisition strategy to unproven concept (Punch Bowl Social).

- If elected, our nominee will help to:
  - Bring discipline to the company's capital allocation;
  - Focus the Board and management on the Cracker Barrel brand;
  - Reject all egregious acquisitions or investments;
  - Disclose to shareholders the returns on capital deployed on new stores opened in the past decade; and
  - Return capital to shareholders through dividends and/or share repurchases.

- The Punch Bowl Social endeavor that netted shareholders a $137 million loss in 8 months is inexcusable as every aspect of the failed partnership raised significant concerns and questions that the Board still refuses to address and/or provide adequate financial disclosure to explain.

- Our independent nominee, Mr. Barbrick, brings 30+ years of investor and operator experience managing multiple casual dining brands. Our goal is to enhance CBRL's Board by adding the necessary industry experience, which it currently lacks.

**Vote FOR Rick Barbrick on the GOLD card**

# Appendix





EXTEND.

# ‘Diversification’ History and On-the-Job “*Learning*”

| | HOLLER & DASH | MAPLE STREET BISCUIT COMPANY (EST. 2012) |
|---|---|---|
| **Start Date** | ***July 2016*** | ***October 11, 2019*** |
| **Investment** | *New concept launch/organic* | *Acquired for $36M cash* |
| **Strategic Details** | *(Not Disclosed)* | *Targeted AUVs of $1.0+ million and targeted store-level EBITDA of 17%+ of net sales; plans to fold Holler & Dash units into Maple Street locations* |
| **Footprint** | *At announcement: 2 locations, both leased properties in Alabama, 7 stores opened since launch across 5 states* | *28 company-owned and 5 franchised across 7 states* |
| **Theme** | *Fast casual breakfast and lunch* | *Breakfast and lunch-focused fast casual* |
| **Status** | *Converted 6 units into Maple Street Biscuit Company following Oct 2019 acquisition* | *Ongoing, current* |

*Management Commentary*

*“…[the Holler & Dash]* ***opening plan is more driven by us trying to open enough to get the learnings…*** *before we've opened more than we wish we had.” – 9/14/2016*

*“…from the beginning,* ***our plans were to open a group of alpha stores,*** *…to validate our assumptions* ***and to get learnings around the business model…*** *” – 9/18/2018*

*“…* ***once we feel like we've got a real solid understanding of that*** *[H&D’s new unit plans after no 2019 growth]****, we'll give you an update*** *on what we plan to do going forward.” – 6/14/2019*

Source: Public filings, and Investor call transcripts

# Disclaimer

The materials contained herein (the "Materials") represent the opinions of Biglari Capital Corp. and its affiliates (collectively, "BCC") and are based on publicly available information with respect to Cracker Barrel Old Country Store, Inc. (the "Company"). BCC recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with BCC's conclusions. BCC reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. BCC disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by BCC herein are based on assumptions that BCC believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

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